FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March 2, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
  1.   News Release dated March 2, 2007
  2.   Material Change Report dated March 2, 2007 (re: March 02/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___✓___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ___✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: March 2, 2007   By: *"Tony M. Ricci"*
                                           (Name)

                             Its: Chief Financial Officer
                                     (Title)



PETAQUILLA
MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla's Richard Fifer Updates Shareholders on mn1.com

Vancouver, BC – March 2, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") announced today that Richard Fifer, director of Petaquilla Minerals Ltd. and President of Petaquilla Minerals, S.A., will be featured live on Market News First (www.mn1.com) for an exclusive interview with news anchor Steve Kanaval of the MN1 news team. The interview is scheduled for March 8, 2007, at 9:00 a.m. PST / 12:00 p.m. EST / 5:00 p.m. GMT and can be heard on Market News First's website at www.mn1.com.

Mr. Fifer will provide a complete corporate update as the Company gears up for production this year.

Topics to be discussed will be:
- Production commencing in the third quarter of 2007 at the Company's 100%-owned Molejon gold plant
- Schedule of 120,000 ounces of gold per year with cash costs of $165 USD per ounce
- Update of resource calculation, which is expected shortly
- The drill program underway on the 795 square kilometer concession (40,000m focused on gold and 210,000m focused on copper exploration)
- Ownership structure of newly-formed Petaquilla Copper Ltd. The Company is the largest shareholder of Petaquilla Copper Ltd. with 22.189 million shares.
- Petaquilla Copper deposit ranked by CRU as one of the top 5 undeveloped copper deposits in the world in a 1996 study
- New zone in Petaquilla Copper Ltd.'s 52%-owned Botija Abajo deposit. Holes BA-06-152 (31.6m 2.14 g/t gold – 15.1m 3.58% Cu) and BA-06-154 (40.5m 2.68 g/t gold – 22.5m 2.34% Cu).
- Corporate strategies looking forward for the company located in pro-mining Panama

Those unable to view the live update on www.mn1.com will be able to subsequently view the interview on the Company's website, www.petaquilla.com.

About Petaquilla Minerals Ltd.
Petaquilla Minerals Ltd. is a mineral exploration firm focused on the development of its 100%-owned Molejon Gold Project located in Panama. Construction of its gold plant is currently underway. To learn more about Petaquilla and its latest news, please visit www.petaquilla.com.

About MN1.com
Market News First is the only online, live IPTV web site that brings investors current news on the market. Market News First offers one-on-one interviews with the Presidents and CFOs of companies to deliver answers to the questions that investors may ask and provides insight into the companies' present condition and future plans.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 or 1-877-694-0021   Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2. **Date of Material Change**

March 2, 2007

Item 3. **News Release**

The Company's news release dated March 2, 2007, was disseminated by CCN Matthews on March 2, 2007.

Item 4. **Summary of Material Change**

Richard Fifer, director of Petaquilla Minerals Ltd. and President of Petaquilla Minerals, S.A., will be featured live on Market News First (www.mn1.com) for an exclusive interview. The interview is scheduled for March 8, 2007, at 9:00 a.m. PST / 12:00 p.m. EST / 5:00 p.m. GMT and can be heard on Market News First's website at www.mn1.com. Mr. Fifer will provide a complete corporate update as the Company gears up for production this year.

Item 5. **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

Tony M. Ricci, Chief Financial Officer of the Company, can be contacted at (604) 694-0021.

Item 9. **Date of Report**

Dated March 2, 2007

PETAQUILLA MINERALS LTD.

Per: "Tony M. Ricci"

Tony M. Ricci, CA
Chief Financial Officer

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Tony M. Ricci, CA

Contact telephone number: 604-694-0021



Trading Symbols:
TSX: PTQ
OTC: PTQMF
FWB: P7Z

Petaquilla's Richard Fifer Updates Shareholders on mn1.com

Vancouver, BC – March 2, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") announced today that Richard Fifer, director of Petaquilla Minerals Ltd. and President of Petaquilla Minerals, S.A., will be featured live on Market News First (www.mn1.com) for an exclusive interview with news anchor Steve Kanaval of the MN1 news team. The interview is scheduled for March 8, 2007, at 9:00 a.m. PST / 12:00 p.m. EST / 5:00 p.m. GMT and can be heard on Market News First's website at www.mn1.com.

Mr. Fifer will provide a complete corporate update as the Company gears up for production this year.

Topics to be discussed will be:
- Production commencing in the third quarter of 2007 at the Company's 100%-owned Molejon gold plant
- Schedule of 120,000 ounces of gold per year with cash costs of $165 USD per ounce
- Update of resource calculation, which is expected shortly
- The drill program underway on the 795 square kilometer concession (40,000m focused on gold and 210,000m focused on copper exploration)
- Ownership structure of newly-formed Petaquilla Copper Ltd. The Company is the largest shareholder of Petaquilla Copper Ltd. with 22.189 million shares.
- Petaquilla Copper deposit ranked by CRU as one of the top 5 undeveloped copper deposits in the world in a 1996 study
- New zone in Petaquilla Copper Ltd.'s 52%-owned Botija Abajo deposit. Holes BA-06-152 (31.6m 2.14 g/t gold – 15.1m 3.58% Cu) and BA-06-154 (40.5m 2.68 g/t gold – 22.5m 2.34% Cu).
- Corporate strategies looking forward for the company located in pro-mining Panama

Those unable to view the live update on www.mn1.com will be able to subsequently view the interview on the Company's website, www.petaquilla.com.

About Petaquilla Minerals Ltd.

Petaquilla Minerals Ltd. is a mineral exploration firm focused on the development of its 100%-owned Molejon Gold Project located in Panama. Construction of its gold plant is currently underway. To learn more about Petaquilla and its latest news, please visit www.petaquilla.com.

About MN1.com

Market News First is the only online, live IPTV web site that brings investors current news on the market.   Market News First offers one-on-one interviews with the Presidents and CFOs of companies to deliver answers to the questions that investors may ask and provides insight into the companies' present condition and future plans.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 or 1-877-694-0021   Fax: (604) 694-0063

Website: www.petaquilla.com

Andreas Curkovic

The Equicom Group

416-815-0700 ext. 262

acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN